Zarlink Semiconductor Announces Redemption of Preferred Shares

OTTAWA, CANADA, May 25, 2011 – Zarlink Semiconductor Inc. (TSX:ZL) today announced that it will redeem all of its outstanding Cdn $2.00 Cumulative Redeemable Convertible Preferred Shares, 1983 R&D Series (the “1983 R&D Series Shares”) on June 27, 2011 (the “Redemption Date”) in accordance with the share conditions attaching to those shares. The notice of redemption is expected to be sent to registered holders of 1983 R&D Series Shares on May 26, 2011.

The redemption price provided in the share conditions for each 1983 R&D Series Share is Cdn $25.00 plus accrued and unpaid dividends up to but not including June, 27, 2011, being an amount of Cdn $0.4837 per 1983 R&D Series Share. As there are currently 966,600 1983 R&D Series Shares outstanding, the aggregate redemption price will equal Cdn $24,632,544.42.

It is expected that the Toronto Stock Exchange will halt trading on the 1983 R&D Series Shares at the opening of business on the Redemption Date and delist such shares at the close of business on the Redemption Date. On and after the Redemption Date, the 1983 R&D Series Shares will no longer be deemed outstanding and all rights of the holders of such shares will cease, except for the right to receive the redemption price, without interest.

"The preferred share redemption highlights our confidence in our continuing ability to generate significant cash from operations," said Gary Tanner, President and CEO, Zarlink Semiconductor. "This is a sound use of our healthy, growing cash position. This redemption simplifies our capital structure and returns value to common shareholders by eliminating the dividend on the preferred shares, which is currently approximately Cdn $2 million annually."

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the applicable regulations of the Canadian Securities Administrators. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; significant fluctuations in foreign exchange rates may adversely impact our results of operations; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com